

June 10, 2021

Erik B. Nordstrom
Chief Executive Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, WA 98101

      Re: Nordstrom, Inc.
          Registration Statement on Form S-4
          Filed June 4, 2021
          File No. 333-256813

Dear Mr. Nordstrom:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services